UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Jounce Therapeutics, Inc.
(Name of Subject Company)

Jounce Therapeutics, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

481116101
(CUSIP Number of Class of Securities)

Kim C. Drapkin
President, Chief Financial Officer and Treasurer
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, Massachusetts 02139
(857) 259-3840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher D. Comeau
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Jounce Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on April 6, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Concentra Biosciences, LLC (the “Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of (i) $1.85 per Share (the “Cash Consideration”), net to the seller, without interest and subject to any withholding of taxes, plus (ii) one non-transferrable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), subject to and in accordance with the terms and conditions of the contingent value rights agreement (the “CVR Agreement”) and all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2023, and in the related Letter of Transmittal, dated April 5, 2023, each of which is attached to the Tender Offer Statement on Schedule TO, dated April 5, 2023, as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and may be amended or supplemented from time to time.
Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.
ITEM 1. SUBJECT COMPANY INFORMATION
Item 1 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The final sentence of the section titled “Securities” is deleted and replaced with the following on page 1.
As of the close of business on April 21, 2023, there were 52,635,468 shares of Common Stock issued and outstanding.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The section titled “Arrangements with Parent and Purchaser and Their Affiliates – Form of Contingent Value Rights Agreement” is deleted and replaced with the following on page 6.
At or prior to the Effective Time, Parent and Purchaser expect to enter a CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs. Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:
(i)The Disposition CVR Payments: 80% of the Net Proceeds (as defined in the CVR Agreement) in the case of a sale, transfer, license or other disposition by Parent or its Affiliates (as defined in the Merger Agreement), including Jounce (after the Merger), during the period beginning on the Effective Time and ending on the two-year anniversary of the Closing Date (as such terms are defined in the Merger Agreement) (such period, the “Disposition Period”), of all or any part of: (A) JTX-8064, JTX-1484, JTX-2134, pimivalimab and vopratelimab, including any form or formulation, and any improvement or enhancement, of any such product, as well as (B) any product or product candidate contained in, or arising from the (1) JTX-23 and JTX-24 programs or (2) a research program active at the Company at the time of the effectiveness of the CVR Agreement (such products and product candidates, collectively, the “CVR Products”, and any disposition thereof, a “Disposition”); and

(ii)The Lease CVR Payments: only with respect to CVRs originally issued in respect to shares of Jounce Common Stock, Jounce RSUs and In-the-Money Options, if, during the Pre-Closing Period (as defined in the Merger Agreement), any of Jounce’s leases are terminated, amended, modified or replaced, the difference between (A) 100% of the amount by which the aggregate value of the expected financial obligations under the revised lease(s) as terminated, amended, modified or replaced (the “Final Lease Amount”) is less than $12,600,000 (the “Initial Lease Amount”), and (B) if any, the amount by which the Company Net Working Capital as finally determined pursuant to clause (b)(iv) of Exhibit A to the Merger Agreement is less than $110 million prior to application of the adjustment anticipated by the proviso in clause (iii) of the defined term Company Net Working Capital (as defined in the Merger Agreement).
It is currently anticipated that an aggregate of approximately 60,142,046 CVRs will be issued. However, a total of 6,759,513 CVRs issued in respect of shares of Underwater Options are not entitled to receive a cash payment with respect to Lease CVR Payments described in clause (ii) of the immediately preceding paragraph.
On April 19, 2023, the Company executed a non-binding agreement in principle with its landlord with respect to the early termination of its lease for its headquarters (“Early Termination”). Pursuant to this non-binding agreement in principle. If the proposed Early Termination is consummated prior to the consummation of the Offer, the Final Lease Amount would be $5,250,000 and the amount of potential lease savings would be $7,350,000 (the “Potential Lease Savings”) ($12,600,000 minus $5,250,000), or approximately $0.1377 per CVR, assuming that the Company Net Working Capital (as finally determined pursuant to clause (b)(iv) of Exhibit A to the Merger Agreement) is no less than $110 million. However, since the agreement in principle with the landlord is non-binding, there is a risk that the Potential Lease Savings may not be realized if the Company cannot execute a binding agreement. Further, if at Closing, there is Company Net Working Capital of less than $110,000,000, then such shortfall would reduce the amount to be paid and stockholders under the CVR.
If either (x) there is no achievement of Potential Lease Savings or, (y) to the extent that any Company Net Working Capital shortfall exceeds the amount of the Potential Lease Savings, if any, there would be no CVR Proceeds under this provision and, with respect to clause (y), one of the conditions to Closing would not have been met. Accordingly, it is possible that there will be no Lease CVR Payments.
With respect to any Disposition CVR Payments, any such payments would be calculated and payable based on a distribution of Net Proceeds from potential Dispositions (rather than operating Jounce as a business) during the Disposition Period, and such Net Proceeds, if any, would depend upon various unknown factors, including market conditions, the conclusions reached by potential acquirers after conducting due diligence with respect to the assets, and the Company’s ability to negotiate and consummate any Dispositions with third parties. As a result, other than with respect to the Potential Lease Savings as noted above, the Company is not providing an estimate as to an amount that may be payable under the CVRs. Accordingly, in making a decision to tender your Shares in the Offer, you should understand that it is possible that no payments will be paid pursuant to the CVRs.
During the Disposition Period, Parent has agreed to, and has agreed to cause its affiliates, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined in the CVR Agreement) to enter into one or more Disposition Agreements (as defined in the CVR Agreement) as promptly as practicable after the Effective Time. Such Commercially Reasonable Efforts include among other things, the expenditure of $713,000.00 in Disposition business development efforts related to the CVR Products, costs associated with maintenance of the CVRs and maintenance and prosecution of the intellectual property relating to CVR Products; driving business development related initiatives incorporating the latest internal and market available data on CVR Products; continuing certain clinical protocol compliance and chemistry, manufacturing and controls activities (as further described below); and retaining a consultant to assist with activities related to maintaining and preserving CVR Products and assisting with Disposition-related business development activities. Commercially Reasonable Efforts, however, will not include, among other actions, pursuing new clinical, manufacturing or enabling work with respect to the CVR Products. Continued development of the drugs or products referenced in the CVR Agreement, or agency approvals thereof, are not a factor in effecting the Dispositions. As such, while Parent is undertaking the business development efforts provided in the CVR Agreement, any estimate of Net Proceeds or amounts of any payments made in connection with Disposition CVR Payments would be speculative.

In the event that neither a Disposition of CVR Products occurs within the Disposition Period nor the conditions described in clause (ii) with respect to Lease CVR Payments above occurs during the Pre-Closing Period, the CVR Holders will not receive any payment pursuant to the CVR Agreement. The date on which the Disposition Period expires is the “Expiration Date,” provided that to the extent a Disposition of certain CVR Products takes place during the Disposition Period, the Expiration Date, solely as it relates to such CVR Products, shall be the earlier to occur of ten (10) years following the Effective Time and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid under the terms of the CVR Agreement.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Purchaser or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.
During the Disposition Period, Purchaser will not terminate or negatively impact the required maintenance of CVR Products and will continue to conduct the clinical trials in respect of the CVR Products (including the INNATE and SELECT clinical trials) or alternatively, supply study medications under investigator-sponsored single-patient protocols or otherwise so that patients benefiting from treatment may continue to receive treatment. Purchaser will maintain and observe clinical protocol compliance with such trials, including that patients will continue to be treated with the relevant study drugs for up to 18 months following the Effective Date, so long as the patient is benefitting from the clinical treatment along with the generation and analysis of related data. The Purchaser will also manage the inventory of drug substance and drug product, including the maintenance of ongoing stability studies and the extension of shelf life, in accordance with the Parent’s plans as of the Effective Date.
Until the Expiration Date occurs, (i) the Purchaser will maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by the Purchaser regarding its activities with respect to entering into Disposition Agreements and (ii) to the extent the Purchaser licenses, sells, or otherwise transfers intellectual property and other rights, in each case, (A) held, owned or entered into by the Purchaser or its subsidiaries immediately after the effective time of a relevant Disposition, and (B) necessary for the production, development or sale of a CVR Product, the Purchaser will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for the Purchaser to comply with its obligations under the CVR Agreement.
The Representative and the Purchaser, without the consent of the CVR Holders or the Rights Agent, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.
With the consent of the CVR Holders, the Purchaser, the Representative and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.
Parent and Purchaser will indemnify the Rights Agent against any liability or expense in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable out-of-pocket expenses, unless such loss has been determined by a court to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.
The CVR Agreement may not be terminated prior to (i) the mailing by the Rights Agent to each CVR Holder all CVR payment amounts or (ii) the delivery of written notice of termination duly executed by the Purchaser and CVR Holders who hold an aggregate of at least 30% of all outstanding CVRs.
The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
At the end of the second paragraph of the section titled “Arrangement Between Jounce and its Executive Officers, Directors, and Affiliates – Outstanding Shares Held by Directors and Executive Officers”, the following is inserted on page 8.
No amounts have been included in the table below with respect to the CVRs to be received by Jounce’s executive officers and directors in respect of their Shares; however, each Jounce executive officer and director listed below will receive one CVR for each Share and, in the event that the Potential Lease Savings are achieved instead, each Jounce executive officer and director listed below would receive $0.1377 per CVR.
At the end of the second paragraph of the section titled “Arrangement Between Jounce and its Executive Officers, Directors, and Affiliates – Treatment of Equity Awards in the Transactions – Treatment of Jounce RSUs”, the last sentence is deleted and replaced with the following on page 9.
No amounts have been included in the table below with respect to the CVRs to be received by Jounce’s executive officers and directors in respect of their Jounce Options; however, each Jounce executive officer and director listed below will receive one CVR for each Share subject to an outstanding Jounce Option and, in the event that the Potential Lease Savings are achieved instead, each Jounce executive officer and director listed below would receive $0.1377 per CVR issued with respect to an In-the-Money Option.
At the end of the third paragraph of the section titled “Arrangement Between Jounce and its Executive Officers, Directors, and Affiliates – Treatment of Equity Awards in the Transactions – Treatment of Jounce RSUs”, the last sentence is deleted and replaced with the following on pages 9-10.
No amounts have been included in the table below with respect to the CVRs to be received by Jounce’s executive officers and directors in respect of their Jounce RSUs; however, each Jounce executive officer and director listed below will receive one CVR for each Share subject to a Jounce RSU and, in the event that the Potential Lease Savings are achieved instead, each Jounce executive officer and director listed below would receive $0.1377 per CVR.
ITEM 4. THE SOLICITATION OR RECOMMENDATION
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The second to last sentence of the third full paragraph on page 27 in the section titled “Background of the Offer and the Merger” is deleted and replaced with the following.
The Company’s Chief Financial Officer provided to the Committee her preliminary analysis of the per share cash amount that could be potentially distributed to Jounce stockholders under a range of scenarios in connection with an orderly wind-down of the Company, which analysis was later refined and superseded.
The third full paragraph on page 31 in the section titled “Background of the Offer and the Merger” is deleted and replaced with the following.
During the Jounce Board meeting, Ms. Drapkin provided an overview of the March 24 Proposal and a comparative analysis of three strategic alternatives: an acquisition by Parent on the terms reflected in the March 24 Proposal, the proposed Redx Business Combination and liquidation of the Company. This analysis superseded all preliminary analysis shared with the Committee or the Board. With respect to the Redx Business Combination, the analysis concluded that the proposed Redx Business Combination would have to result in an equity value on Nasdaq of $250 million to $300 million to provide near-term value to stockholders that was comparable to the Offer, which equity value was not reflected in the current Redx stock price. With respect to the liquidation alternative, Ms. Drapkin presented a range of scenarios with differing assumptions from six months to two years of ongoing public company obligations as well as a professionally managed public company alternative, assuming in the most aggressive scenario that the Company’s ongoing clinical trials would be wound down as soon as practicable, including for patients benefiting from treatment, and assuming in each scenario a 10% holdback of cash for future unknown liabilities. The analysis assumed zero recovery from dispositions of the Company’s product candidates and technology because Ms. Drapkin considered any return on such dispositions to be speculative and because stockholders would receive 80% of any such value through the CVR included in the Offer. Based on these assumptions, the liquidation scenarios resulted in a range of approximately $94.4 million to $103.7 million in aggregate cash proceeds from a liquidation ($1.88 to $1.96 per share), not discounted to net present value, including approximately $85.0 million to $93.4 million ($1.60 to $1.76 per share) in near term cash proceeds from an initial distribution to stockholders and approximately $9.4 million to $10.4 million ($0.18 to $0.20 per share), not discounted to net present value, in potential cash proceeds from a potential subsequent distribution to stockholders, assuming the full 10% holdback is returned in the potential subsequent distribution and with per share amounts calculated assuming approximately 53 million fully diluted shares. The analysis is further described under the heading “—Summary of Strategic Alternatives Analysis” below. The Jounce Board discussed with senior management Parent’s ability to execute on the proposed terms of the Contingent Value Rights Agreement and to effectively wind down the Company’s operations, the unsolicited feedback of Jounce stockholders related to the proposed acquisition by Parent and senior management’s belief that it would be challenging to achieve the requisite stockholder vote for the Redx Business Combination, and the various factors weighing in favor and against the strategic alternatives under discussion. Following such discussion, the Jounce Board determined that the economic terms reflected in the March 24 Proposal were acceptable and that negotiations and drafting of the definitive documentation should proceed, but that the Company should seek to negotiate to lengthen the duration of the disposition period for the products subject to the CVR and to seek for the Company’s stockholders to benefit from any financial benefits available from an exchange or termination of the Company’s lease.
The following is inserted as a new section after the section titled “Background of the Offer and the Merger” in Item 4 beginning on page 33.
Summary of Strategic Alternatives Analysis
To assist the Jounce Board’s analysis and decision with respect to whether to abandon the proposed Redx Business Combination, to enter into the Merger Agreement and to recommend that the Company’s shareholders tender their shares into the Offer, the Company’s Chief Financial Officer, Ms. Drapkin, prepared and shared with the Jounce Board on March 24, 2023 a financial analysis of the proposed Redx Business Combination and a potential liquidation of the Company.
Redx Business Combination Analysis
Ms. Drapkin’s analysis indicated that in order for the proposed Redx Business Combination to provide near-term value to stockholders that was comparable to the Offer, it would have to result in an equity value on Nasdaq of $250 million to $300 million, which would result in an implied value per share for the Company of approximately $1.75 to $2.09 based on the pro forma ownership split of approximately 63% for Redx Shareholders and 37% for Company stockholders, assuming the CVR offers zero value to the Company’s stockholders and with per share amounts calculated assuming approximately 53 million fully diluted shares of the Company. Ms. Drapkin also shared her judgment that it would be challenging to obtain a favorable vote on the proposed Redx Business Combination, given stockholder sentiment as expressed to her since the March 14 Proposal was made public, and that if the Jounce Board decided to continue with the proposed Redx Business Combination, the Company risked a failed transaction with substantial additional cost incurrence between the time of the analysis and that time. Ms. Drapkin also noted that the proposed Redx Business Combination offered stockholders potential upside by holding the stock of the combined Redx/Company, although with potential risk that the shares trade down. Finally, Ms. Drapkin expressed her opinion that the CVR stood a greater chance of success with the proposed Redx Business Combination with Redx, given that a legacy Jounce employee would remain with the Company to pursue the monetization effort, as compared to the offer from Parent where the monetization effort would be led by an employee of Parent with less familiarity with the CVR Products.
Liquidation Analysis
Ms. Drapkin prepared a liquidation analysis that assumed a range of liquidation scenarios regarding the potential cash distribution to the Company’s stockholders in a liquidation based on certain assumptions regarding the Company’s assets and liabilities, as detailed in the table below. The liquidation analysis resulted in a range of approximately $94.4 million to $103.7 million in aggregate cash proceeds from a liquidation ($1.88 to $1.96 per share), not discounted to net present value, including approximately $85.0 million to $93.4 million ($1.60 to $1.76 per share) in near term cash proceeds from an initial distribution to stockholders and approximately $9.4 million to $10.4 million ($0.18 to $0.20 per share), not discounted to net present value, in potential cash proceeds from a potential subsequent distribution to stockholders, assuming the full 10% holdback is returned in the potential subsequent distribution and with per share amounts calculated assuming approximately 53 million fully diluted shares. Additionally, each scenario assumed the CVR offers zero value to the Company’s stockholders. The timing and amount, if any, of the potential subsequent distribution in the liquidation scenarios would depend upon the actual expenses incurred, the timing of the resolution of any matters for which the Company would establish a reserve, the amount to be paid in satisfaction of such contingencies, and the Company’s ability to otherwise convert its remaining assets to cash.
The liquidation analysis, prepared as of March 24, 2023, estimates liquidation proceeds at various time points, which would be dependent upon the period of time required to dispose of the Company’s assets and complete the orderly wind-down of the Company’s operations (in thousands except for per share figures, and with no adjustments for the time value of money):

	Duration of Ongoing Public Company Obligations
	6 months(1)	12 months	24 months	Professional Public Company Manager Alternative (Estimated)
Estimated Cash at May 31, 2023	$141,000	$141,000	$141,000	$141,000

Estimated Liabilities:
Lease Obligations	$11,900	$11,900	$11,900	$11,900
Severance	$3,740	$3,740	$3,740	$3,740
Clinical Trial Costs	$10,600	$11,000	$11,000	$11,000
Transaction Expenses	$1,700	$1,700	$4,700	$1,700
IP Maintenance and Asset Disposal Costs	$910	$910	$910	$910
Other Committed Costs	$2,345	$2,345	$2,345	$2,345
Estimated Operating Expenses through March 31, 2025	$6,092	$9,985	$11,969	$12,750
	$37,287	$41,579	$46,564	$44,345

Estimated net cash for liquidation:	$103,714	$99,421	$94,436	$96,655
Unknown liabilities contingency(2)	$(10,371)	$(9,942)	$(9,444)	$(9,666)
Estimated first distribution	$93,342	$89,479	$84,992	$86,990

Estimated first distribution per share(3)	$1.76	$1.69	$1.60	$1.64

Estimated potential final distribution per share(3)(4)	$0.20	$0.19	$0.18	$0.18

1)Assumes that the Company’s ongoing clinical trials would be wound down as soon as practicable, including for patients benefiting from treatment. Under the remaining liquidation scenarios and the Transactions, clinical protocol compliance would be maintained so that patients benefiting from treatment may continue to receive treatment for up to 24 months.
2)Assumes a 10% hold back of net cash for unknown liabilities.
3)Assumes approximately 53.0 million fully diluted shares outstanding.

4)Estimated potential final distribution per share figures are not discounted for net present value and assume the full amount of the 10% holdback is returned in the potential final distribution.

The bullet titled “Expected Return to Stockholders if the Company Liquidated” in the section titled “Reasons for the Recommendation” is deleted and replaced with the following on pages 34-35.
•Expected Return to Stockholders if the Company Liquidated. The Jounce Board’s conclusion, based on an analysis performed by the Company’s Chief Financial Officer, that were the Company to pursue an orderly liquidation, the likely result would be a distribution to stockholders in the relative near term of less than the aggregate approximately $98 million to be paid in the Offer and the Merger, and that while an orderly liquidation would potentially result in a range of approximately $94.4 million to $103.7 million in aggregate cash proceeds from a liquidation ($1.88 to $1.96 per share), not discounted to net present value, including approximately $85.0 million to $93.4 million ($1.60 to $1.76 per share) in near term cash proceeds from an initial distribution to stockholders and approximately $9.4 million to $10.4 million ($0.18 to $0.20 per share), not discounted to net present value, in potential cash proceeds from a potential subsequent distribution to stockholders (in each case, subject to the assumptions set forth above), as compared to the approximately $98 million in cash consideration available to stockholders in the Offer, and stockholders receiving 100% of the benefit from any monetization of the Company’s technology and product candidates versus the 80% available to the Company’s stockholders through the CVR:
oan orderly liquidation would require that the Company continue to operate for up to an additional approximately 18 months in light of ongoing clinical trial responsibilities, and that doing so would likely require the Company to continue to incur costs as a publicly listed company during that time, which would reduce the potential liquidation proceeds otherwise available for distribution to stockholders;
othe Company’s directors and officers do not have substantial experience with liquidation of companies, and the Company would likely need to hire consultants to assist with that effort, which would reduce the potential liquidation proceeds otherwise available for distribution to stockholders;
othe Company’s directors and officers would also likely need to hire and compensate consultants to assist with efforts to monetize the Company’s technology and product candidates, which would reduce the potential liquidation proceeds otherwise available for distribution to stockholders and would also potentially further reduce any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism; and
oa liquidation would likely result in a distribution to stockholders in the relative near term of less than the aggregate approximately $98 million to be paid in the Offer and the Merger given the need to withhold cash to cover unknown or unforeseen potential liabilities, with any later distribution potentially reduced by any such liabilities that arise, and that future payments would be less valuable to stockholders since received potentially years into the future versus at the consummation of the Offer and Merger, which is anticipated to occur in the second quarter of 2023.
The bullet titled “Interests of Insiders” in the section titled “Reasons for the Recommendation” is deleted and replaced with the following on page 37 to correct an erroneous reference to the “Redx Business Combination”.

•Interests of Insiders. The interests that certain directors and executive officers of Jounce may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of Jounce or the interests of Jounce’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Jounce and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The section “Legal Proceedings” is deleted and the following section is added as a new section in Item 8 on p. 41 of the Schedule 14D-9.
Certain Litigation
Subsequent to the filing of the Schedule 14D-9 and as of the date hereof, six civil actions have been filed in United States District Courts by putative stockholders of the Company: Wong v. Jounce Therapeutics, Inc., et al., Case No. 1:23-cv-03044, filed April 11, 2023 in the Southern District of New York (“S.D.N.Y.”) (the “Wong Complaint”), Diamond v. Jounce Therapeutics, Inc., et al., Case No. 1:23-cv-03053, filed April 12, 2023 (S.D.N.Y.) (the “Diamond Complaint”), Elliot v. Jounce Therapeutics, Inc., et al., Case No. 1:23-cv-03093, filed April 13, 2023 (S.D.N.Y.) (the “Elliot Complaint”), Scott v. Jounce Therapeutics, Inc., et al., Case No. 1:23-cv-00412-UNA, filed April 13, 2023 in the District of Delaware (the “Scott Complaint”), O’Dell v. Jounce Therapeutics, Inc., et al., Case No. 1:23-cv-03168, filed April 17, 2023 (S.D.N.Y) (the “O’Dell Complaint”), Wang v. Jounce Therapeutics, Inc., et al., Case No. 1:23-cv-03267, filed April 19, 2023 (S.D.N.Y) (the “Wang Complaint” and together with the Wong Complaint, the Diamond Complaint, the Elliot Complaint, the Scott Complaint and the O’Dell Complaint, the “Complaints”). All of the Complaints name the Company and the members of the Company Board as defendants.
The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by the Company on April 6, 2023, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other things, an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated or awarding rescissory damages to plaintiff; an order directing the Company Board to file a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees; and such other and further relief as the court may deem just and proper.
Subsequent to the filing of the Schedule 14D-9 and as of the date hereof, the Company has received eight demand letters on behalf of individuals purporting to be shareholders of the Company, each generally seeking that certain information allegedly omitted from the Schedule 14D-9 be disclosed or alleged misstatements in the Schedule 14D-9 to be corrected. Additionally, subsequent to the filing of the Schedule 14D-9 and as of the date hereof, the Company received two demand letters from purported stockholders to review specified books and records of the Company relating to the Transactions.
The outcome of these lawsuits and demand letters cannot be predicted with certainty. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of such Transactions. If additional similar complaints, or complaints relating to the demand letters disclosed herein, are filed or additional similar demand letters are received, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2023	Jounce Therapeutics, Inc.

	By:	/s/ Kim C. Drapkin
		Name:	Kim C. Drapkin
		Title:	President, Chief Financial Officer and Treasurer